0:01
my name is Duncan bone and I started

0:03
Fortress Cafe in 2018 the end of the

0:06
year in December uh we had our first

0:08
full year 2019 was fun and then a

0:10
pandemic hit right after that pandemic

0:13
you know fast forward little year and a

0:16
half later my wife was diagnosed with

0:18
cancer um in that process uh my my

0:21
background is in health and fitness um

0:25
and we just found in that season that

0:28
there were not a lot of good healthy

0:30
clean food options uh in our area and uh

0:34
with a a health emergency that occurs in

0:37
a family uh you tend to start to look at

0:40
things differently you want to have uh

0:42
um you know good food options and good

0:44
healthy things and it was just hard to

0:46
find and the the options were very

0:47
limited so we've decided that um

0:51
fortresses go to go going to go down the

0:53
path of starting to grow our own food uh

0:55
we want to be able to provide

0:57
organically grown food at non-organic
0:59
pric places uh and and be able to keep
1:02
our our products uh really uh clean and
1:05
healthy um the other thing we we
1:07
experience was there was a global
1:09
pandemic that shut things down in Supply
1:11
chains and we want to make sure we can
1:13
keep product on the table so uh as the
1:15
world spins on and and Global things
1:18
happen we want to uh make sure that we
1:20
have not only a way to keep our business
1:22
moving forward uh but also to provide
1:25
really awesome tasty healthy things that
1:27
people can eat with that we need some
1:29
help farming to get started is not cheap
1:32
it is uh a high cost of entry and
1:36
especially for the volume that we're
1:38
looking to do uh we need your help we
1:40
can't do this without you uh we want to
1:42
provide something where people can walk
1:43
into our store and be able to grab a
1:45
salad or grab wrap it's got you know

1:47
Roma lettuce car different things in it
1:49
that uh we can tell them exactly where
1:51
it came from when it was harvested um
1:54
and and what uh what good things are in
1:57
it so with that we would like to partner
1:59
with our our community our uh motto at
2:01
Fortress Is fueling community that means
2:03
so much to us uh both in the sides of
2:06
fuel in a sense of the things we consume
2:08
to fuel our bodies but also fueling a
2:10
way to bring people together and so this
2:12
Farm not only is going to have awesome
2:13
food to fuel our bodies uh but it's also
2:16
going to provide opportunities to come
2:17
together uh there'll be a flower aspect
2:20
of it at one point and there will be
2:21
workshops and there will be learning and
2:23
education we want to make sure that
2:24
people are equipped to be able to do
2:26
their own home gardens uh and and expand
2:29
in that way and so we'll have everything
2:31
from uh you know CSA options to just

2:35
really providing good things within the

2:37
cafe um and we're we're looking forward

2:39
to partnering with you to help us get

2:41
this going but when we are fueling

2:44
Community we don't want to just pull out

2:46
of the community what put back in So as

2:48
we ask for this partnership we want to

2:49
do it as an investment not just a

2:51
donation so you invest in us and we will

2:53
pay you back uh we want to partner with

2:56
you and keep keep things as local as

2:58
possible and spread out the uh the the

3:02
wealth so to speak uh to those who

3:04
invest in us so instead of just a

3:07
donation trying to get the farm going

3:09
for things like tractors and land and

3:11
seeds and compost and fences um we want

3:16
to be able to give you a return on that

3:17
investment for trusting us to do the

3:19
right thing and to to be able to provide

3:21
great services for the community and

3:23
then we can continue to fuel this

3:25
community in an awesome way both
3:26
financially back to you uh as we return
3:30
that investment but also to the
3:32
community and having healthier food
3:33
options that is what Fortress is all
3:36
about